Final Term Sheet To preliminary prospectus supplement dated June 24, 2026 (To prospectus dated December 11, 2025)	Filed pursuant to Rule 433 Registration number 333-292076 June 24, 2026

Lincoln National Corporation $500,000,000 6.800% FIXED-TO-FIXED RESET SUBORDINATED NOTES DUE 2056 Final Term Sheet, dated June 24, 2026

Issuer:	Lincoln National Corporation

Title of Securities:	6.800% Fixed-to-Fixed Reset Rate Subordinated Notes due 2056

Security Type:	Fixed-to-Fixed Reset Rate Subordinated Notes

Ranking:	Subordinated unsecured (junior to all of our existing and future senior indebtedness (as defined in the preliminary prospectus supplement)); pari passu with all our existing and future unsecured subordinated debt; senior to our capital securities (as defined in the preliminary prospectus supplement)

Format:	SEC Registered

Trade Date:	June 24, 2026

Settlement Date (T+3)*:	June 29, 2026

Maturity Date:	July 15, 2056

Aggregate Principal Amount Offered:	$500,000,000

Price to the Public (Issue Price):	100.000% of the principal amount, plus accrued interest, if any, from and including June 29, 2026, if settlement occurs after that date

Net Proceeds (Before Expenses):	$495,000,000

Interest Rate:	(i) 6.800% per annum from, and including, June 29, 2026 to, but excluding, July 15, 2036, or any earlier redemption date; (ii) from, and including, July 15, 2036, during each “interest period,” at an annual rate equal to the “five-year Treasury rate” as of the most recent “reset interest determination date”, in each case to be reset on each “interest reset date,” plus 240 basis points (in each case as those terms are defined in the preliminary prospectus supplement).

Interest Payment Dates:	Semi-annually in arrears on each January 15 and July 15, commencing on January 15, 2027

Option to Defer Interest Payments:	So long as no “event of default” (as defined in the preliminary prospectus supplement) with respect to the notes has occurred and is continuing, the Issuer has the right to defer the payment of interest on the notes for one or more consecutive interest periods that do not exceed five years for any single optional deferral period. The Issuer may not defer interest beyond the Maturity Date, any earlier accelerated maturity date arising from an event of default or any other earlier redemption of the notes. During an optional deferral period, interest will continue to accrue on the notes at the then-applicable rate described above and deferred interest on the notes will bear additional interest at the then-applicable interest rate, compounded on each Interest Payment Date, subject to applicable law. If the Issuer has paid all deferred interest (including compounded interest thereon) on the notes, the Issuer can again defer interest payments on the notes as described above.

Optional Redemption:	Redeemable in whole at any time or in part, from time to time (i) during the three-month period prior to, and including, July 15, 2036, or the three-month period prior to, and including, each subsequent interest reset date, in each case at 100% of the principal amount of the notes being redeemed, and (ii) on any date that is not within a par call period, at a redemption price equal to the greater of (x) the principal amount of the notes being redeemed and (y) the sum of the present values of the remaining scheduled payments of principal of and interest on the notes being redeemed discounted to the redemption date (assuming the notes matured on the next following reset date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the “Treasury Rate” (as defined in the preliminary prospectus supplement), plus 40 basis points, less interest accrued to the redemption date; in each case, plus accrued and unpaid interest to but excluding the date of redemption; provided that if the notes are not redeemed in whole, at least $25 million aggregate principal amount of the notes, excluding any notes held by the Issuer or any of its affiliates, must remain outstanding after giving effect to such redemption. The Issuer may not redeem the notes unless all accrued and unpaid interest, including deferred interest, has been paid in full on all outstanding notes for all interest periods ending on or before the date of redemption.

Special Event Redemption:	Redeemable in whole, but not in part, at any time within 90 days after the occurrence of a “tax event,” a “rating agency event” or a “regulatory capital event” (each as defined in the preliminary prospectus supplement) at a redemption price equal to (i) in the case of a tax event or a regulatory capital event, 100% of their principal amount plus accrued and unpaid interest to but excluding the date of redemption or (ii) in the case of a rating agency event, 102% of their principal amount plus accrued and unpaid interest to but excluding the date of redemption.

CUSIP/ISIN:	534187 CA5 / US534187CA58

Ratings** (expected):	Baa3/Stable (Moody’s) / BBB-/Stable (S&P) / BBB-Stable (Fitch)

Denominations:	$2,000 principal amount and integral multiples of $1,000 in excess thereof

Joint Book-Running Managers:	Wells Fargo Securities, LLC BofA Securities, Inc. Goldman Sachs & Co. LLC Morgan Stanley & Co. LLC TD Securities (USA) LLC Deutsche Bank Securities Inc. PNC Capital Markets LLC

The Issuer has filed a registration statement (including a prospectus and a related preliminary prospectus supplement) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement for the offering, the prospectus in the Issuer’s registration statement, and the other documents the Issuer has filed with the SEC for more complete information about the Issuer and the offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the accompanying preliminary prospectus supplement if you request it by calling Wells Fargo Securities, LLC toll-free at 1-800-645-3751, BofA Securities, Inc. toll-free at 1-800-294-1322, Goldman Sachs & Co. LLC toll-free at 1-866-471-2526, Morgan Stanley & Co. LLC toll-free at 1-866-718-1649 and TD Securities (USA) LLC toll-free at 1-855-495-9846.

*

It is expected that delivery of the notes will be made against payment therefor on or about June 29, 2026, which is three business days following the date of pricing of the notes (this settlement cycle being referred to as “T+3”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade their notes prior to one business day before the date of delivery may be required, by virtue of the fact that the notes initially will settle in T+3, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of notes who wish to trade their notes prior to one business day before the date of delivery should consult their own advisor.

**

An explanation of the significance of ratings may be obtained from the rating agencies. Generally, rating agencies base their ratings on such material and information, and such of their own investigations, studies and assumptions, as they deem appropriate. The ratings of the notes should be evaluated independently from similar ratings of other securities. A credit rating of a security is not a recommendation to buy, sell or hold securities and may be subject to review, revision, suspension, reduction or withdrawal at any time by the assigning rating agency.

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